UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras provides information about FPSO Maria Quitéria

—

Rio de Janeiro, June 19, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that the FPSO Maria Quitéria is currently en route to Brazil. The platform ship departed from China in May and is expected to arrive at its location in the third quarter of this year.

The unit is scheduled to begin operations in the last quarter of 2024, thus advancing the timeline from PE 24-28, initially planned to commence operations in 2025.

The FPSO will operate in the Jubarte field, located in the Campos Basin's pre-salt layer, off Espírito Santo's coast. The unit has a production capacity of 100,000 barrels of oil and can process 5 million cubic meters of gas. The production projections of the Strategic Plan, which allow for a margin of variation, remain unchanged.

The FPSO Maria Quitéria is a floating production, storage, and offloading unit equipped with decarbonization technologies such as a combined cycle power generation system and FGRU (closed flare).

Petrobras chartered the unit from Yinson, which was also responsible for its construction.

Material facts will be promptly disclosed to the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer